Filed Pursuant to Rule No. 424(b)(5)
Registration No. 333-119198

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 22, 2004)

APOLLO GOLD CORPORATION
$0.75 Per Unit
12,500,000 Units

This Prospectus Supplement amends and restates the Prospectus Supplement filed with the SEC on December 20, 2004, pursuant to Rule 424(b)(5). The purpose of this Prospectus Supplement is to reflect a reduction in the unit offering price from $0.80 per unit to $0.75 per unit, the pricing change was agreed to through negotiation between us and the underwriter on December 29, 2004. We are offering units consisting of one common share of Apollo Gold Corporation and three-fourths of one warrant to purchase one common share for $0.75 per unit. The common shares and warrants, which we may also refer to as unit warrants, can be resold as separate securities immediately after their purchase pursuant to this offering. Each whole warrant will entitle its owner to purchase one common share for $1.00 per share. You may exercise your warrants at any time for two years after the date of closing.

Our common shares are traded on the American Stock Exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “APG.” On December 29, 2004, the closing price for our common shares on the American Stock Exchange was $0.75 per share and the closing price on the Toronto Stock Exchange was cdn$0.90 per share. There has been no prior trading market for the warrants. Application has been made for listing approval on the American Stock Exchange as to the common shares and the common shares to be received on exercise of the unit warrants. Application has been made to the Toronto Stock Exchange to approve the listing of the common shares and the common shares to be received on exercise of the unit warrants. The common shares will not be tradeable on the Toronto Stock Exchange for a period of four months following their issuance.

The units will be offered in Canada, the U.S. and Europe. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering is expected to occur in two separate closings, the first to occur on or about December 31, 2004 and the second to occur on or about January 25, 2005, or such other time as may be agreed upon by the Company and the underwriter. Certificates representing the common shares and unit warrants comprised in the units will be available for delivery at closing. The units are being offered on a best efforts basis, with no minimum number or dollar amount requirement, (except that purchasers resident in the Province of Quebec will be required to purchase a minimum of cdn$150,000 worth of units), by Regent Mercantile Bancorp Inc. to whom we refer as the underwriter.

Unless otherwise indicated, all references to “$” or “dollars” in this prospectus supplement refer to United States dollars. References to “cdn$” in this prospectus supplement refer to Canadian dollars.

Investing in the units involves a high degree of risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement.
____________________________________________________________________________________

Neither the U.S. Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved these securities, or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial offering price*	$0.75	$9,375,000
Underwriter’s fee*	$0.05	$609,375
Proceeds, before expenses, to Apollo Gold Corporation	$0.70	$8,765,625
____________________________

* We have granted to the underwriter the option, which we refer to as the underwriter’s option, until two days prior to the second closing on or about January 25, 2005, to purchase and sell up to -------1,875,000 additional units, included in this prospectus.

**The underwriter also will be granted non-transferable warrants, exercisable for two years beginning at closing, to purchase up to 1,250,000 units at $0.75 per unit, a number of units equal to 10% of the number of units sold in this offering, assuming all units offered are sold and that the underwriter’s option is exercised. The unit warrants underlying the underwriter’s warrants will be exercisable for up to 937,500 shares at $1.00 per share. The warrants will be exercisable for two years beginning at the Second Closing.

The underwriter expects to deliver the units to purchasers on or about December 31, 2004 and January 25, 2005.

Regent Mercantile Bancorp Inc.

The date of this prospectus supplement is December 30, 2004

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

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i

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the related prospectus. See “Documents Incorporated by Reference” on page S-32 of this prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Information on any of the websites maintained by us does not constitute a part of this prospectus supplement. You should assume that the information appearing in this prospectus supplement and the related prospectus or any documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus supplement will be and the related prospectus has been filed with the Securities and Exchange Commission, which we refer to as the SEC, pursuant to a registration statement on Form S-3, which we refer to as the registration statement.

Our financial statements are prepared in accordance with generally accepted accounting principles in Canada, which we refer to as Canadian GAAP. We provide certain information reconciling our financial information with generally accepted accounting principles in the United States, which we refer to as U.S. GAAP.

CURRENCY INFORMATION

Unless otherwise indicated, all references to “$” or “dollars” in this prospectus supplement refer to United States dollars. References to “cdn$” in this prospectus supplement refer to Canadian dollars.

The noon rate of exchange on December 29, 2004 as reported by the Bank of Canada for the conversion of Canadian dollars was cdn$1.00 equals $0.8222.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement, the term “cash operating cost” is used on a per ounce basis. Cash operating cost per ounce is equivalent to mining operations expense for the period divided by the number of ounces shipped during the period, less production royalties. We have included cash operating cost information to provide the purchasers with information about the cash generating capacities of our mining operations. This information differs from measures of performance determined in accordance with generally accepted accounting principles (GAAP) in Canada and the United States and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

S-1

OUR BUSINESS

The earliest predecessor to Apollo Gold Corporation was incorporated under the laws of the Province of Ontario in 1936. In May 2003, it reincorporated under the laws of the Yukon Territory. Apollo Gold Corporation maintains its registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252. Apollo Gold Corporation maintains its principal executive office at 4601 DTC Boulevard, Suite 750, Denver, Colorado 80237-2571, and the telephone number at that office is (720) 886-9656. Our internet address is http://www.apollogold.com. Information contained on our website is not a part of this prospectus.

We are principally engaged in the exploration, development and mining of gold. We have focused our mining efforts to date on two principal properties: our Montana Tunnels Mine, a low grade open pit gold and base metals mine located near Helena, Montana, and our Florida Canyon Mine, a low grade open pit heap leach gold mine located southwest of Winnemucca, Nevada. Five miles south of the Florida Canyon Mine, we have developed an open pit at the Standard Mine, which will be operated in conjunction with our Florida Canyon Mine. During 2003, we acquired and incorporated into the Standard Mine property additional land positions in Buffalo Canyon. We are continuing to drill our Black Fox development property located in Ontario, Canada. Our exploration properties include our Pirate Gold, Nugget Field and Diamond Hill properties, our recently acquired Buffalo Canyon property near the Standard Mine, claims staked and land acquired at the Willow Creek property located near the Florida Canyon Mine, and our Huizopa joint venture property in the State of Sonora, Mexico.

RECENT DEVELOPMENTS

Liquidity. Our current cash and short-term investments and cash flows from operations are not sufficient to: (a) fund our operations at current levels, (b) to continue to investigate the feasibility of full-scale mining operations and to continue development drilling at our Black Fox property, and (c) commence drilling at the Huizopa project. In order to achieve these plans, we will require external financing, which may include nonbank debt or equity financing by additional sales of our common shares and/or securities that are convertible into shares of our common shares. There can be no assurance that additional financing will be available on terms acceptable to us, or at all. If we cannot obtain sufficient financing, we will be required to suspend development drilling at Black Fox and our future revenues, operating results and financial condition would be materially adversely affected.

Series B Financing. On November 4, 2004, the Company completed a private placement of $8,756,000 of principal amount Special Notes and $1,745,000 of Special Warrants at $0.75 per Special Warrant (the “Series B Financing”). Each $1,000 in principal amount Special Note is convertible at the election of the holder into $1,000 in principal amount of the Company’s 12% Series 2004-B Secured Convertible Debentures and Special Note Warrants exercisable for 600 common shares at $0.80 per share. The principal under the 12% Series 2004-B Secured Convertible Notes is convertible at the election of the holder into common shares of the Company at $0.75 per share. On November 4, 2004, the Company also sold $1,745,000 worth of its Special Warrants at $0.75 per Special Warrant. Each Special Warrant is convertible at the election of the holder into Units consisting of one common share and a warrant exercisable for 0.6 of a common share at $0.80 per share. Regent Mercantile Bancorp, Inc. acted as placement agent for the Series B Financing and was issued a Compensation Option as partial consideration. The Compensation Option is convertible at the option of Regent into Compensation Warrants exercisable for 1,400,133 common shares at $0.80 per share. The Company used $3,206,511 of the proceeds from the Series B Financing to repay, in full, its obligations under its $3,000,000 of principal amount 25% secured debenture due January 19, 2005, which was issued on October 19, 2005. The remaining proceeds from the Series B Financing are being used to complete the waste-stripping at Montana Tunnels, to complete the Standard Mine and for development drilling at Black Fox and general corporate purposes.

S-2

The Special Notes, Special Warrants and the Compensation Option were converted on December 16, 2004. A total of $8,756,000 principal amount of the Series B Secured Debentures and 5,253,600 Special Note Warrants were issued upon the conversion of the Special Warrants. A total of 2,326,666 common shares and 1,396,000 warrants were issued upon the conversion of the Special Warrants. A total of 1,400,133 compensation warrants were issued upon the conversion of the Compensation Option.

S-3

THE OFFERING

Securities offered

12,500,000 units. Each unit consists of one common share and three-fourths of one warrant to purchase one additional common share. The common shares and warrants may be sold as separate securities immediately following this offering. The number of units offered assumes full exercise of the underwriter’s option.

Issue price	$0.75 per unit.
Warrants

Each whole unit warrant will be exercisable for $1.00 per common share at any time until the warrants expire on the second anniversary of the date of issue. A holder of our unit warrants will not have the voting and other rights of a shareholder until the warrantholder has exercised the warrants for our common shares. The number of common shares issuable upon exercise of the warrants will be subject to antidilution adjustments upon the occurrence of certain events. Please refer to “Description of Securities - Description of Unit Warrants to be Issued in this Offering.”

Common shares outstanding after this offering

100,552,588 common shares, assuming all of the unit warrants are exercised. If the underwriter’s option were exercised in full and all of the unit warrants are exercised, 103,833,838 common shares would be outstanding after the offering.

Risk factors

An investment in the units involves a high degree of risk. You should not consider this offer if you cannot afford to lose your entire investment. Please refer to “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 4 of the related prospectus for factors you should consider.

Use of proceeds

The proceeds of this offering, net of the underwriter’s fee and before expenses, are estimated to be approximately $8,765,625 based on an offering price of $0.75 per unit, assuming full exercise of the underwriter’s option, and will be used for exploration, development activities and general corporate purposes.

Trading symbols

Our common shares are traded on the American Stock Exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “AGP”. There has been no prior trading market for the warrants and the warrants will not be listed on the American Stock Exchange or the Toronto Stock Exchange. Application has been made for listing approval on the American Stock Exchange as to the common shares and the common shares to be received on exercise of the unit warrants. Application has been made to the Toronto Stock Exchange to approve the listing of the common shares and common shares to be issued on exercise of the unit warrants.

The number of shares outstanding after this offering is based on 81,958,838 common shares outstanding as of December 23, 2004, assuming all common shares issuable upon exercise of the unit warrants are issued and assumes no other changes. The number of shares outstanding excludes (i) common shares issuable upon exercise or conversion of outstanding warrants, options, convertible securities or other rights to purchase up to 21,762,037 common shares at prices ranging from $0.75 to $0.80 per share; (ii) common shares issuable upon exercise of outstanding performance options to purchase up to 1,904,758 common shares at a weighted average purchase price of $0.80 per share under our performance stock option plan and (iii) an additional 2,197,500 common shares available for issuance at a weighted average purchase price of $2.11 per share under our incentive stock option plan.

S-4

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the related prospectus and the documents incorporated by reference in this prospectus supplement and the related prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “anticipates,” “expects,” “intends,” “forecasts,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. These statements include comments regarding: the establishment and estimates of mineral reserves and resources, production, production commencement dates, production costs, cash operating costs, total cash costs, grade, processing capacity, potential mine life, feasibility studies, development costs, expenditures and exploration.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus supplement and the related prospectus:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery or production problems;

•	changes in mining and milling costs;

•	pit slides at our mining properties;

•	metallurgy, processing, access, availability of materials, equipment, supplies and water;

•	determination of reserves;

•	changes in project parameters;

•	costs and timing of development of new reserves;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

S-5

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals;

•	accidents and labor disputes;

•	environmental costs and risks;

•	competitive factors, including competition for property acquisitions;

•	availability of external financing at reasonable rates or at all; and

•	the factors discussed in this prospectus supplement and the related prospectus under the heading “Risk Factors.”

Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us. We may note additional factors elsewhere in this prospectus supplement and the related prospectus, in any additional prospectus supplement and in any documents incorporated by reference into this prospectus supplement and the related prospectus. We undertake no obligation to update forward-looking statements.

S-6

RISK FACTORS

An investment in the securities involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

Risks Related to the Offering

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not continue to follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares;

•	the relatively small size of the public float will limit the ability of some institutions to invest in our securities; and

•	a substantial decline in our shares price that persists for a significant period of time could cause our securities to be delisted from the American Stock Exchange and the Toronto Stock Exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

If we complete additional equity financings, then our existing shareholders may experience dilution.

Any additional equity financing that we obtain would involve the sale of our common shares and/or sales of securities that are convertible or exercisable into shares of our common shares, such as share purchase warrants or convertible notes. There is no assurance that we will be able to complete equity financings that are not dilutive to our existing shareholders

S-7

The existence of outstanding rights to purchase common shares may impair our ability to raise capital.

As of December 29, 2004, and excluding the common shares issuable upon exercise of the unit warrants and the underwriter’s warrants, approximately 21,762,037 common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from $0.75 to $0.80. During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

No market will exist for the sale of unit warrants.

There is no established trading market for the unit warrants to be issued in this offering and no market is expected to exist for the unit warrants in the future. The unit warrants will not be listed for trading on any stock exchange. The holder of the unit warrants are not likely to be able to trade the unit warrants and may be forced to convert the unit warrants in order to sell or transfer their interest in the unit warrants.

Risks Related to Investment in the Company

There may be certain tax risks associated with investments in our company.

Potential investors that are United States taxpayers should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we would not become a PFIC in the future. If we were deemed to be a PFIC, then a United States taxpayer who disposes or is deemed to dispose of our shares at a gain, or who received a so-called “excess distribution” on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes a timely qualified electing fund election (a “QEF” election). A United States taxpayer who makes a QEF election generally must report on a current basis his or her share of any of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings. Special estate tax rules could be applicable to our shares if we are classified as a PFIC for income tax purposes.

We have a history of losses and we expect to incur losses in the future.

Since our inception through a merger in June 2002, we have incurred significant losses. Our net losses were $2,186,000 and $3,051,000 for the years ended December 31, 2003 and 2002, respectively. For the nine months ended September 30, 2004, we had a net loss of $6,116,000 and we expect to incur a loss in the fourth quarter of 2004. There can be no assurance that we will achieve or sustain profitability in the future.

We have a limited operating history on which to evaluate our potential for future success.

We were formed as a result of a merger in June 2002 and have only a limited operating history upon which you can evaluate our business and prospects. During this period, we have not generated sufficient revenues to cover our expenses and costs. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

S-8

We are dependent on certain key personnel.

We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; R. Llee Chapman, our Vice President-Finance, Chief Financial Officer, Treasurer and Controller; Richard F. Nanna, our Vice President-Exploration; and Melvyn Williams, our Senior Vice President-Finance and Corporate Development. We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of such officers. We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

Our earnings may be affected by metals price volatility, specifically the volatility of gold and zinc prices.

We derive all of our revenues from the sale of gold, silver, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Changes in the price of gold significantly affect our profitability. Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities.

Gold prices are also affected by macroeconomic factors, including:

•	confidence in the global monetary system;

•	expectations of the future rate of inflation (if any);

•	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;

•	interest rates; and

•	global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

S-9

The market prices for silver, zinc and lead are also volatile and are affected by numerous factors beyond our control, including global or regional consumptive patterns, speculative activities, and general global political and economic conditions. Our Montana Tunnels Mine has historically produced approximately 45 million pounds of these metals annually, and therefore the market prices of these metals have a significant effect on our financial condition and results of operations.

All of the above factors are beyond our control and are impossible for us to predict. If the market prices for gold, silver, zinc or lead fall below our costs to produce them for a sustained period of time, we will experience additional losses and we could also be required by our reduced revenue to discontinue exploration, development and/or mining at one or more of our properties.

On December 21, 2004, the closing prices for gold and silver as reported on the London P.M. fix were $441.22 per ounce and $6.81 per ounce, respectively and the closing prices for zinc and lead as reported on the London Metals Exchange were $0.55 per pound and $0.43 per pound, respectively.

Our reserve estimates are potentially inaccurate.

We estimate our reserves on our properties as either “proven reserves” or “probable reserves.” Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable. The amount and economic value of reserves may be adversely affected by:

•	declines in the market price of the various metals we mine;

•	declines in the quality of the ore we mine;

•	increased production or capital costs; or

•	reduced recovery rates.

Reserve estimates will be reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates. Our reserve estimates for the Standard Mine property, that has not yet commenced commercial production, may change based on actual production experience.

Reserve estimates are calculated using assumptions regarding metals prices. These prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit. Any material reduction in our reserves may lead to increased net losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

S-10

We may not achieve our production estimates.

We prepare estimates of future production for our operations. We develop our plans based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including:

•	risks and hazards of the types discussed in this section;

•	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;

•	short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades;

•	mine failures, pit wall slides or cave-ins or equipment failures;

•	natural phenomena such as inclement weather conditions, floods and earthquakes;

•	unexpected labor shortages or strikes;

•	restrictions or regulations imposed by government agencies; and

•	litigation pursued by governmental agencies or environmental groups.

Each of these factors also applies to future development properties not yet in production and to the Standard Mine, Montana Tunnels and Florida Canyon expansions. In these cases, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

Our future profitability depends in part, on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

From time to time we will engage in the development of new ore bodies. Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions about the development of Black Fox and other future projects may be based on feasibility studies. The economic feasibility of our development projects is based upon many factors, including:

•	estimates of reserves;

•	anticipated metallurgical characteristics that are to be mined and processed;

•	anticipated recurring rates of gold and other minerals from the ore;

•	capital and operating costs of comparable facilities and equipment; and

•	future gold/metal prices.

Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

S-11

Development projects have no operating history upon which to base estimates of future cash flow. Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors, including:

•	anticipated tonnage and grades of ore to be mined and processed;

•	the configuration of the ore body;

•	ground and mining conditions;

•	expected recovery rates of the gold from the ore; and

•	anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that our operations at the Standard Mine or any other development property will be profitable.

Exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration, particularly for gold and silver, is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive. There can be no assurance that our mineral exploration efforts will be successful. Success in increasing our reserves will be the result of a number of factors, including the following:

•	quality of management;

•	geological and technical expertise;

•	quality of land available for exploration; and

•	capital available for exploration.

If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

We are dependent upon two mining properties.

All of our revenues are currently derived from our mining and milling operations at the Montana Tunnels Mine and Florida Canyon Mine, which are low-grade mines. We recently experienced problems related to the milling of low-grade ore at the Montana Tunnels Mine and problems associated with the leaching of gold at our Florida Canyon Mine, both of which negatively affected our revenues. If operations at either of these mines or at any of our processing facilities are reduced, interrupted or curtailed, for any reason, our results of operations and financial condition could be materially adversely affected.

S-12

We do not currently have and may not be able to raise the funds necessary to explore and develop our Black Fox and Huizopa properties and our other properties.

We do not currently have sufficient funds to complete exploration activities and feasibility studies or to develop a mine at Black Fox, and to fund the exploration and development of Huizopa and our other properties. Black Fox, Huizopa and our other development properties will require significant capital expenditures. Sources of external financing may include bank and nonbank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Most of our assets are pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures and we may not be able to obtain financing from an asset based lender.

The majority of our assets, including the stock certificate evidencing ownership of the Montana Tunnels Mine, are pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures as security for our obligations under these debentures. Because we have pledged most of our assets to other parties, it may be difficult for us to raise additional external funds through bank, asset based lenders, or other types of lenders, which may require us to raise additional funds through future debt and equity offerings. In addition, the inability to pledge significant assets may make it difficult or impossible to receive financing on acceptable terms, or at all. The failure to obtain acceptable financing may have a material adverse effect on our growth strategy and our results of operations and financial condition.

Possible hedging activities could expose us to losses.

In connection with a previous financing we have gold hedging contracts covering 20,000 ounces as of December 1, 2004 that involve the use of put and call options. The contracts give the holder the right to buy and us the right to sell stipulated amounts of gold at the upper and lower exercise prices, respectively. The contracts continue through April 25, 2005, with a call option of $345 per ounce and a put option of $295 per ounce. Based on recent gold prices of approximately $440 per ounce, we are realizing about $95 an ounce less than the market price on our currently outstanding hedging positions.

In the future, we may enter into additional precious and/or base metals hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments. There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production. This limitation would limit our revenues and profits. Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

We face substantial governmental regulation.

Safety. Our U.S. mining operations are subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977. The Occupational Safety and Health Administration (“OSHA”) also has jurisdiction over safety and health standards not covered by MSHA. Our policy is to comply with applicable directives and regulations of MSHA and OSHA. We have made and expect to make in the future, significant expenditures to comply with these laws and regulations.

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Current Environmental Laws and Regulations. We must comply with environmental standards, laws and regulations that may result in increased costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority. The costs and delays associated with compliance with such laws and regulations could stop us from proceeding with the exploration of a project or the operation or future exploration of a mine. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. These requirements include regulations under many state and U.S. federal laws and regulations, including:

•	the Comprehensive Environmental Response, Compensation and Liability Act of 1980 which regulates and establishes liability for the release of hazardous substances;

•	the Endangered Species Act;

•	the Clean Water Act;

•	the Clean Air Act;

•	the Resource Conservative and Recovery Act;

•	the Migratory Bird Treaty Act;

•	the Safe Drinking Water Act;

•	the Emergency Planning and Community Right-to-Know Act;

•	the Federal Land Policy and Management Act;

•	the National Environmental Policy Act;

•	the National Historic Preservation Act;

•	Montana Comprehensive Environmental Cleanup and Responsibility Act;

•	Montana Strip and Underground Mine Reclamation Act; and

•	Nevada Mined Land Reclamation statute.

Some of our properties are located in historic mining districts with past production and abandoned mines. The major historical mine workings and processing facilities owned (wholly or partially) by us are being targeted by the Montana Department of Environmental Quality (“MDEQ”) for publicly funded cleanup, which reduces our exposure to financial liability. We are participating with the MDEQ under Voluntary Cleanup Plans on those sites. Our cleanup responsibilities have been completed at the Corbin Flats Facility and at the Gregory Mine site, both located in Jefferson County, Montana, under programs involving cooperative efforts with the MDEQ. The Corbin Flats Facility was the MDEQ’s number one priority site in Jefferson County targeted for cleanup under the Montana Comprehensive Environmental Cleanup and Responsibility Act (“CECRA”). The MDEQ has reimbursed us for more than half of our cleanup costs at the Corbin Flats Facility under two Montana State public environmental cleanup funding programs. MDEQ is contemplating remediation of the Washington Mine site at public expense under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). In February 2004, we consented to MDEQ’s entry onto the portion of the Washington Mine site owned by us to undertake publicly funded remediation under SMCRA. In March 2004, we entered into a definitive written settlement agreement with MDEQ and the Bureau of Land Management (“BLM”) under which MDEQ will conduct publicly funded remediation of the Wickes Smelter site under SMCRA and will grant us a site release in exchange for our donation of the portion of the site owned by us to BLM for use as a waste repository. However, there can be no assurance that we will continue to resolve disputed liability for historical mine and ore processing facility waste sites on such favorable terms in the future. We remain exposed to liability, or assertions of liability, that would require expenditure of legal defense costs, under joint and several liability statutes for cleanups of historical wastes that have not yet been completed.

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Environmental laws and regulations may also have an indirect impact on us, such as increased costs for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990. Charges by refiners to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards. We have no control over the refiners’ operations or their compliance with environmental laws and regulations.

Potential Legislation. Changes to the current laws and regulations governing the operations and activities of mining companies, including changes to the U.S. General Mining Law of 1872, and permitting, environmental, title, health and safety, labor and tax laws, are actively considered from time to time. We cannot predict which changes may be considered or adopted and changes in these laws and regulations could have a material adverse impact on our business. Expenses associated with the compliance with new laws or regulations could be material. Further, increased expenses could prevent or delay exploration or mine development projects and could therefore affect future levels of mineral production.

We are subject to environmental risks.

Environmental Liability. We are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy environmental pollution would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada, Mexico and the U.S. Many of the regulations require us to obtain permits for our activities. We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities. The posting of bonding in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

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We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we may seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

The titles to some of our properties may be uncertain or defective.

Certain of our United States mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands.

While we have no reason to believe that the existence and extent of any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, or purchase price installments, exploration expenditures, or other fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. In addition, some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

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Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including:

•	environmental hazards;

•	political and country risks;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geologic formations;

•	cave-ins;

•	slope failures and landslides; and

•	flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

•	damage to or destruction of mineral properties or producing facilities;

•	personal injury or death;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.

For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

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You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

We are a Yukon Territory, Canada, corporation. Substantially all of our assets are located outside of Canada and our head office is located in the United States. Additionally, a number of our directors and the experts named in this prospectus are residents of Canada. Although we have appointed Lackowicz, Shier & Hoffman as our agents for service of process in the Yukon Territory, it might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts named in this prospectus, in United States courts would be limited to the assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

We may not be successful in our efforts to comply with Section 404 of the Sarbanes Oxley Act of 2002, which could divert our financial and managerial efforts away from our operations and potentially subject us to penalties.

We are currently engaged in a comprehensive effort in preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. This effort includes the documentation, testing and review of our internal controls over financial reporting under the direction of senior management. We recognize that our compliance plan contains several time-critical milestones and that our efforts during December 2004 will be critical to our success. If we do not achieve timely completion of certain milestones, our auditors may not have sufficient time to test our controls and procedures before we file our Section 404 compliance in our 2004 Form 10-K with the U.S. Securities and Exchange Commission or an amendment thereto. If our internal controls over financial reporting are not adequate or in conformity with the requirements of Section 404, we may be required to disclose deficiencies and take other actions which could result in the use of significant financial and managerial resources, as well as be subject to penalties and other enforcement actions under U.S. securities laws. While we plan to complete the work and to meet all of the requirements under Section 404 of the Sarbanes-Oxley Act of 2002 by the end of 2004, we may not be successful in this effort.

If we cannot successfully operate our production properties or raise additional funds to finance our Black Fox Property we may not be able to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to successfully operate the Montana Tunnels Mine and Florida Canyon Mine (including the Standard Mine). The Company will not have sufficient resources from existing operations to finance the development of the Black Fox project. The Company is actively seeking financing for the Black Fox project feasibility and exploration activities; however, the availability and timing of this financing is not certain at this time.

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USE OF PROCEEDS

Assuming a maximum issuance of 12,500,000 units, and full exercise of the underwriter’s option we expect the maximum proceeds from this issuance to be approximately $8,765,625 before deducting estimated expenses of the issuance that we will pay. We plan to use the net proceeds, together with existing available funds, to fund primarily the completion of our feasibility study for the Black Fox property, working capital and general corporate purposes.

While we may use an unspecified portion of the net proceeds to acquire additional property interests, equipment or companies that complement our business, we have no current plans, agreements or commitments with respect to these matters.

The timing, nature and amount of our actual expenditures will depend upon numerous factors, including the amount of net proceeds we receive from the issuance, the results of our appraisal and development activities, unforeseen business opportunities and operational problems that may arise, as well as the amount of cash, if any, generated by our operations. We will retain broad discretion in the allocation and use of the net proceeds of the issuance.

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PRICE RANGE OF OUR COMMON SHARES

Our common shares are listed on the American Stock Exchange under the trading symbol “AGT” and on the Toronto Stock Exchange under the trading symbol “AGT.” As of December 23, 2004, 81,958,838 common shares were outstanding, and we had 1,784 shareholders of record. On December 29, 2004, the closing price per share for our common shares as reported by the American Stock Exchange was $0.75 and as reported by the Toronto Stock Exchange was cdn$0.90.

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our common shares.

	American Stock Exchange (1)		Toronto Stock Exchange (2)
	High	Low	High	Low
	($)		cdn$
2004:
First Quarter	2.61	1.80	3.30	2.40
Second Quarter	2.11	1.25	2.76	1.72
Third Quarter	1.41	0.54	1.85	0.67
Fourth Quarter (through December 29, 2004)	1.05	0.60	1.25	0.72
2003:
First Quarter	—	—	4.20	2.81
Second Quarter	—	—	3.45	2.25
Third Quarter	1.97	1.58	2.73	2.20
Fourth Quarter	2.64	1.40	3.42	1.85
2002:
First Quarter	—	—	0.14	0.03
Second Quarter	—	—	0.34	0.06
Third Quarter	—	—	4.00	1.40
Fourth Quarter	—	—	3.60	1.81

(1) On August 26, 2003, our shares were listed on the American Stock Exchange under the trading symbol “AGT.”

(2) Prior to July 3, 2002, under the Plan of Arrangement that resulted in the amalgamation of our predecessor corporations, International Pursuit Corporation and Nevoro Gold Corporation, we were previously listed on the Toronto Stock Exchange under the symbol “IPJ.” Following the Plan of Arrangement, we continued trading on the Toronto Stock Exchange under the symbol “APG.U” until August 2, 2002, when we began trading under our current symbol of “APG.”

We have not declared or paid cash dividends on our common shares since our inception. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

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CAPITALIZATION

The following table sets forth our consolidated capitalization (i) as of the dates indicated, and (ii) as adjusted to give effect to this offering. The following table should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2003 and the unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2004, incorporated by reference in this prospectus supplement.

	As at Dec. 31,	As at September 30,
	2003(1)	2004
	($000’s)	($000’s)	($000’s)
		Actual	As Adjusted(2)
		(unaudited)
Canadian GAAP Current Debt	13,826	16,882	16,882
Long Term Debt	24,894	24,472	24,472
Shareholders’ Equity
Common Shares	128,027	143,336	153,881	(3)
Deficit	(46,137)	(66,025)	(66,025)
	81,890	77,311	87,856
Total:	120,610	118,665	129,210

	As at Dec. 31, 2003	As at September 30, 2004
	($000’s)	($000’s) Actual	($000’s) As Adjusted(2)
		(unaudited)
U.S. GAAP Current Debt	5,297	9,959	9,959
Long Term Debt	5,911	2,128	2,128
Shareholders’ Equity
Common Shares	152,576	153,542	164,087	(3)
Other	—	—	—
Deficit	(94,203)	(114,755)	(114,755)
	58,373	38,787	49,332
Total:	69,581	50,874	61,419

__________________

(1)	These numbers are derived from audited financial statements.

(2)	Amounts shown are before estimated expenses of the offering.

(3)	Includes 2,326,666 common shares issued on December 16, 2004 on the conversion of Special Warrants issued on November 4, 2004.

DILUTION

The difference between the offering price per common share and the pro forma net tangible book value per common share after this offering constitutes the dilution to you. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets minus total liabilities) by the number of common shares outstanding.

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At September 30, 2004, our net tangible book value was $77.311 million, or $0.97 per common share, under Canadian GAAP ($38.787 million, or $0.49 per common share, under U.S. GAAP). After giving effect to the sale of the 12,500,000 units (and the 2,326,666 additional capitalized shares issued on December 16, 2004 on the conversion of Special Warrants issued on November 4, 2004), our pro forma net tangible book value as of September 30, 2004 would have been $87.856 million or $0.94 per common share under Canadian GAAP ($49.332 million or $0.53 per common share under U.S. GAAP). This represents an immediate decrease in the net tangible book value of $0.03 per common share under Canadian GAAP and an increase of ($0.04 per common share under U.S. GAAP) to existing shareholders and an immediate increase in net tangible book value of $0.19 per common share under Canadian GAAP and dilution of ($0.22 per common share under U.S. GAAP) to the purchasers of the units in the offering.

The following table illustrates the per share dilution to you:

Canadian GAAP
Offering price	$0.75
Net tangible book value per share as of September 30, 2004	$0.97
Decrease attributable to new investors	(0.03)
Adjusted net tangible book value after offering		$0.94
Increase per share to new investors		$0.19
Increase as a percentage of offering price		25%

U.S. GAAP
Offering price	$0.75
Net tangible book value per share as of September 30, 2004	$0.49
Increase attributable to new investors	$0.04
Adjusted net tangible book value after offering		$0.53
Dilution per share to new investors		$0.22
Dilution as a percentage of offering price		29%
Offering price	$0.75

PLAN OF DISTRIBUTION

Underwriting

We have entered into an agency agreement dated December 31, 2004 with Regent Mercantile Bancorp Inc. as the underwriter, to offer the units on a best efforts basis. The units will be offered in the U.S. in a public offering and the units will be offered on a private placement basis in non-U.S. jurisdictions. The underwriter has not committed to purchase a minimum amount of units under the agency agreement.

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Under the terms of a prior agency agreement, we initially agreed to issue and sell the units at a price of $0.80 per unit. Following additional negotiations between us and the underwriter, we entered into the present agency agreement. Under this agency agreement we have agreed to issue and sell and the underwriter has agreed to offer the units on or about December 30, 2004, or such other date as may be agreed upon, at a price of $0.75 per unit for a total consideration of up to $9,375,000, assuming full exercise of the underwriter’s option, payable in cash against delivery of certificates. The units are expected to be delivered to purchasers in two closing with the first closing on or about December 31, 2004 (the “First Closing”) and the second closing on or about January 25, 2005 (the “Second Closing”). As of the date of this Prospectus Supplement, there can be no assurances that the Second Closing will occur.

The obligations of the underwriter under the agency agreement may be terminated at its discretion upon the occurrence of certain stated events. The agency agreement also provides that we will indemnify the underwriter against certain liabilities and expenses, including liabilities under applicable securities legislation, or will contribute to payments that the underwriter may be required to make in respect thereof. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is therefore unenforceable.

The underwriter has advised us that they propose to offer our units in a private placement basis under the Canadian securities laws and the securities laws of other non-U.S. jurisdictions and through a public offering registered under the Securities Act in the United States at the offering price set forth on the cover page of this prospectus supplement.

The underwriter has informed us that they do not expect to confirm sales of our units offered by this prospectus supplement and the related prospectus to any accounts over which they exercise discretionary authority.

Underwriter’s option

We have granted the underwriter an option to purchase an additional 1,875,000 units at the price to the public as set forth on the cover page of this prospectus less the underwriter’s fee, exercisable until two days before the Second Closing of this offering. This prospectus also qualifies and registers for distribution any units that are issued pursuant to the exercise of the underwriter’s option. We will be obligated, pursuant to the underwriter’s option, to sell these additional units to the underwriter to the extent the option is exercised. If any of these additional units are purchased, the underwriter will sell the additional units on the same terms as the other units in the offering.

Underwriter’s compensation

We have agreed to pay the underwriter a fee equal to 6.5% of the gross proceeds.

We have also agreed to issue warrants to the underwriter to purchase a number of units at $0.75 per unit equal to, in the aggregate, 10% of the number of units sold in this offering, including those units, if any, sold pursuant to the underwriter’s option. Each unit issued pursuant to exercise of the underwriter’s warrant will consist of one common share and a warrant to purchase three-fourths of one common share. Each warrant will entitle the underwriter to purchase one common share for $1.00 per share. Assuming all units offered are sold and the underwriter’s option is exercised, warrants to purchase. in the aggregate, 1,250,000 units will be issued to the underwriter following the Second Closing. These warrants will be exercisable during the two-year period beginning at the date of the Second Closing and may not be sold, transferred or hypothecated. The common shares underlying these units and the common shares underlying these unit warrants will be registered under U.S. securities laws by means of a separate resale registration statement, and we have agreed to make efforts to cause the registration statement to remain effective until the earlier of the time that all of the underwriter’s warrants and underlying warrants have been exercised and the underlying shares sold, including the shares exercisable with respect to the unit warrants and the date which is two years after the date of the Second Closing.

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The holders of the underwriter’s warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized by the underwriter on the sale of the securities issuable upon exercise of the underwriter’s warrants may be deemed to be additional underwriting compensation. The securities underlying the underwriter’s warrants will be registered under U.S. securities laws on a resale registration statement on Form S-3 to be filed with the SEC after the completion of the units offering. During the term of the underwriter’s warrants, the underwriter is given the opportunity to profit from a rise in the market price of our common shares. We may find it more difficult to raise additional equity capital while the underwriter’s warrants are outstanding. At any time at which the underwriter’s warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

We have agreed to pay the legal fees of the underwriter up to a maximum of $50,000 and other out-of-pocket expenses of the underwriter.

Determination of offering price

Before this offering, there has been no public market for the units or the warrants contained in the units. The initial public offering price of the units offered by this prospectus and the exercise price of the warrants were determined by negotiation between us and the underwriter. Among the factors considered in determining the initial public offering price of the units and the exercise price of the unit warrants were:

•	the market price of the common shares;

•	our history and our prospects;

•	the industry in which we operate;

•	gold prices and trends;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common shares and unit warrants contained in the units, can be resold at or above the initial public offering price.

DESCRIPTION OF SECURITIES

Description of Common Shares

We are authorized to issue an unlimited number of common shares, without par value. As of December 23, 2004, there were 81,958,838 common shares outstanding.

S-24

Dividend Rights

Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our company’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting and Other Rights

Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Election of Directors

All of the directors serve from the date of election or appointment until the earlier of the next annual meeting of the company’s shareholders or the date on which their successors are elected or appointed in accordance with the provisions of our By-laws and Articles of Continuance. Directors are elected by a majority of votes cast.

Liquidation

In the event of any liquidation, dissolution or winding up of Apollo Gold, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

Apollo Gold common shares are not redeemable or convertible.

Description of Warrants

At December 23, 2004, seven series of warrants were outstanding to purchase a total of 12,766,979 million common shares.

Issued with:	Date Issued	Amount Outstanding		Exercise Price	Expiration Date
Private Placement	December 23, 2002	3,000,000		$2.10	December 23, 2006
Agent Warrants	September 27, 2003	653,277		$1.67	September 26, 2005
Agent Warrants	October 27, 2003	63,969		$1.67	October 26, 2005
Compensation Warrants	October 19, 2004	1,000,000		$0.80	October 19, 2006
Special Note Warrants	November 4, 2004	5,253,600	*	$0.80	November 4, 2006
Special Warrant Warrants	November 4, 2004	1,396,000	*	$0.80	November 4, 2006
Compensation Warrants	November 4, 2004	1,400,133	*	$0.80	November 4, 2006
Total		12,766,979

* In the event the resale S-3 registration statement filed by the Company on December 6, 2004, is not declared effective by March 2, 2005, a 10% penalty will apply and an additional 525,360 Special Note Warrants, 139,600 Special Warrant Warrants and 140,013 Compensation Warrants will be issued to purchase a total of additional 804,973 common shares.

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Description of Unit Warrants to be Issued in this Offering

Each unit will include three-fourths of one common share purchase warrant. A whole warrant will entitle the holder to purchase one common share at an exercise price of $1.00 per share. The warrants will be exercisable at any time for two years after the closing of this offering.

The warrants will be issued in the form of warrant certificates. The warrant will, among other things, include provisions for the appropriate adjustment in the class, number and price of the common shares to be issued upon exercise of the warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of our common shares, the payment of stock dividends and our amalgamation.

The common shares underlying the unit warrants, when issued upon exercise of a unit warrant, will be fully paid and non-assessable, and we will pay any transfer tax incurred as a result of the issuance of common shares to the holder upon its exercise.

We are not required to issue fractional shares upon the exercise of a warrant and you may not exercise three-fourths of one warrant or any other fraction thereof. The holder of a warrant will not possess any rights as our shareholder until he or she exercises the warrant.

A warrant may be exercised upon surrender of the warrant certificate on or before the expiry date of the unit warrant at our principal office in Denver, Colorado, with the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by money order, wire transfer, bank draft or certified check payable to the order of Apollo Gold Corporation) for the number of common shares with respect to which the unit warrant is being exercised.

For a holder to exercise the warrants, there must be a current registration statement in effect with the SEC and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of common shares. We have agreed to use our best efforts to cause this or another registration statement with respect to the common shares issuable upon exercise of the unit warrants under the Securities Act of 1933 to become and remain effective in anticipation of and before the exercise of the unit warrants and to take such other actions under the laws of various states as may be required to cause the sale of common shares or other securities upon exercise of unit warrants to be lawful. We will not be required to honor the exercise of warrants if, in the opinion of our board of directors with the advice of counsel, the sale of securities upon exercise would be unlawful.

The foregoing discussion of material terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of the warrant certificate.

For the life of the warrants, the holders thereof have the opportunity to profit from a rise in the market price of the common shares without assuming the risk of ownership of the common shares underlying the warrants. The warrant holders may be expected to exercise their warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of common shares on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we could obtain additional capital during the life of the warrants may be adversely affected.

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TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences regarding the acquisition, ownership and disposition of our common shares and warrants. This summary applies to you only if you acquire common shares or warrants in the offering, hold such units or common shares as a capital asset (that is, for investment purposes) and are eligible for benefits under the income tax convention between the U.S. and Canada signed on September 26, 1980, as amended, currently in force, which we refer to as the U.S.-Canada tax treaty. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, regulations promulgated under the Code, administrative rulings and judicial decisions and the U.S.-Canada tax treaty, as in effect on the date of this prospectus supplement. Changes in the laws may alter the tax treatment of our common shares, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the U.S. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder with a special status, such as:

•	a person that owns, or is treated as owning under certain ownership attribution rules, 5% or more of our voting shares;

•	a broker, dealer or trader in securities or currencies;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a qualified retirement plan or individual retirement account;

•	a person that holds our common shares or warrants as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation, small business investment company or pass-through entity;

•	an investor in a partnership, S corporation, small business investment company or pass-through entity;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a U.S. Holder (as defined below) who is a resident or deemed to be a resident in Canada pursuant to the Income Tax Act (Canada); and

•	a Non-U.S. Holder (as defined below) that has a trade or business in the United States, or is an individual that either has a tax home in the United States or is present within the United States for 183 days or more during the taxable year.

If a partnership holds common shares or warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire common shares or warrants should consult the partner’s tax advisor regarding the specific tax consequences of the acquisition and ownership of our common shares and warrants.

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It is assumed for purposes of this summary that we are not, have not at any time been and will not be after this offering (a) a “controlled foreign corporation,” as defined in Section 957(a) of the Code, (b) a “foreign investment company,” as defined in Section 1246(b) of the Code, or (c) a “foreign personal holding company,” as defined in Section 552 of the Code.

YOU SHOULD CONSULT YOUR OWN ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES AND WARRANTS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

Allocation of purchase price between the common shares and the warrants

For U.S. federal income tax purposes, your acquisition of a unit will be treated as an acquisition of two components: a common share and a warrant (or portion thereof) to purchase common shares. The purchase price for each unit will be allocated between those components in proportion to their respective fair market values at the time of purchase, and such allocation will establish your initial tax basis in the common share and the warrant (or portion thereof) that comprise each unit.

U.S. Holders

The following discussion applies to you if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share or warrant that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States (including aliens who are “green card holders” or who are present in the U.S. for 31 days or more in the calendar year and where certain other requirements are met);

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Distributions

We do not anticipate paying dividends in the foreseeable future. However, subject to the discussion below under “- Passive foreign investment company,” the gross amount of distributions, if any, payable by us on our common shares generally would be treated as dividend income to the extent paid out of current or accumulated earnings and profits. Any such income would be treated as U.S. source income for U.S. foreign tax credit purposes to the extent paid from earnings and profits accumulated by a domestic corporation engaged in a U.S. trade or business. A distribution on our shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in such shares and then as capital gain. See “Sale or other disposition of common shares.”

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Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty. U.S. Holders generally may claim the amount of any Canadian income taxes withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability, subject to numerous complex limitations, which must be determined and applied on an individual basis. A U.S. Holder’s ability to claim such a credit again U.S. federal income tax liability may be limited to the extent that dividends on our common stock are treated as having a U.S. source.

Sale or other dispositions of common shares or warrants

Subject to the discussion found under “— Passive foreign investment company” below, in general, if you sell or otherwise dispose of common shares or warrants in a taxable disposition:

•	you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and your adjusted tax basis in such common shares or warrants;

•	any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the common shares or warrants sold is more than one year at the time of such sale or other taxable disposition; and

•	any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which this gain is attributable.

Long term capital gains of individual taxpayers are generally subject to a 15% maximum U.S. federal income tax rate, for capital gains recognized before January 1, 2009. The deductibility of capital losses is subject to limitations.

If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis taxpayer who receives foreign currency in a sale or other taxable disposition of common shares, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our common shares and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of common shares.

It is unclear whether the foregoing rules concerning the translation of foreign currency will apply to the sale or other taxable disposition of warrants.

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Passive foreign investment company

U.S. Holders of common shares and warrants would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company for U.S. federal income tax purposes. We do not believe that we are, nor do we expect to become, a passive foreign investment company. However, the determination of whether a corporation is a passive foreign investment company is made annually, and may be subject to change. There is a possibility that we could become a passive foreign investment company in the future as a result of future financial results. In general terms, we will be a passive foreign investment company for any tax year in which either (i) 75% or more of our gross income is passive income or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. If we were, or were to become, a passive foreign investment company for any year in which a U.S. Holder owns our common shares or warrants, gain on a disposition or deemed disposition by the U.S. Holder of our common shares or warrants, and the amount of “excess distributions”, if any, payable on our common shares, would be subject to tax at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless (in certain circumstances) the U.S. Holder has timely made a “mark-to-market” election or a “qualified electing fund” election.

Exercise of warrants

No gain or loss will be recognized for U.S. federal income tax purposes by U.S. Holders of the warrants upon the exercise thereof in exchange for common shares (except if cash is received in lieu of the issuance of fractional common shares). A holder’s tax basis in the common shares received on exercise of warrants will equal the sum of its tax basis in the warrants (which in the case of an initial holder, will equal the portion of the purchase price of the unit allocated to the warrant, as described above) plus the exercise price paid on the exercise thereof. The holding period of the common shares received on the exercise of the warrants generally will not include the holding period of the warrants.

Expiration of warrants

Upon the expiration of a warrant, a U.S. Holder will recognize a loss equal to its adjusted tax basis in the warrant. The loss generally will be a capital loss provided that the common shares issuable upon exercise of the warrants would have been capital assets if acquired by the U.S. Holder of common shares.

Adjustment of warrants

Adjustments to the number of common shares issuable upon exercise of the warrants or to the exercise price of the warrants pursuant to the anti-dilution provisions for the warrants, as more fully described under “Description of Securities — Description of Unit Warrants to be Issued in This Offering”, may in certain circumstances result in a taxable deemed distribution to the holders of warrants pursuant to Section 305 of the Internal Revenue Code of 1986, as amended, if such change has the effect of increasing the holder’s proportionate interest in our earnings and profits or assets. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, if, for example, the adjustment were considered an adjustment to compensate for taxable cash or property distribution to other shareholders, a taxable deemed distribution could result.

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Non-U.S. Holders

The following summary applies to you if you are a non-U.S. Holder of common shares or warrants. A non-U.S. Holder is a beneficial owner of common shares or warrants that is not a U.S. Holder.

Distributions

In general, you will not be subject to U.S. federal income tax or withholding tax on dividends, if any, received from us with respect to common shares, unless such income is effectively connected with your conduct of a trade or business in the United States or, if a treaty applies, such income is (instead) attributable to a permanent establishment or fixed base you maintain in the United States.

Sale or other disposition of common shares or warrants

In general, you will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common shares or warrants unless:

•	such gain is effectively connected with your conduct of a U.S. trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or fixed base you maintain in the United States; or

•	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition or have a tax home in the United States, and certain other requirements are met.

Information reporting and backup withholding

U.S. Holders of our common shares or warrants may be subject to information reporting and may be subject to backup withholding currently at a rate of 28% on distributions on our common shares or on the proceeds from a sale or exchange of our common shares or warrants paid within the United States. Payments of distributions on, or the proceeds from the sale of, our common shares or warrants to or through a foreign office of a broker generally will not be subject to backup withholding , although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

In general, a Non-U.S. Holder will not be subject to information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish an exemption from information reporting and backup withholding by certifying the Non-U.S. Holder’s non-U.S. status on Form W-8BEN.

Backup withholding is not an additional tax. any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner.

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LEGAL MATTERS

Lackowicz, Shier & Hoffman, Yukon Territory, Canada, has provided its opinion on the validity of the securities offered by this prospectus supplement.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is CIBC Mellon Trust Company, P. O. Box 7010 Adelaide Postal Station, Toronto, Ontario M5E2W9, Canada.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Amendments No. 1 and No. 2 on Form 10-K/A;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

3.	Reports on Form 8-K filed June 30, 2004, September 24, 2004, October 25, 2004, November 9, 2004 and December 12, 2003; and

4.	The description of our capital stock set forth in our Registration Statement on Form 10, filed June 23, 2003.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to either the Chief Financial Officer or the General Counsel, Apollo Gold Corporation, 4601 DTC Boulevard, Suite 750, Denver, Colorado 80237, telephone (720) 886-9656.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and periodic reports, proxy statements and other information with the SEC. The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the securities.

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